Exhibit 99.32

NOTA DE PRENSA

PRESS RELEASE

The holding vehicle, Telco, will maintain its 22.4% stake in Telecom Italia and will reinforce its balance sheet

TELEFÓNICA, MEDIOBANCA, INTESA SANPAOLO AND GENERALI RENEW THEIR SHAREHOLDER AGREEMENT

•	The Spanish multinational reinforces its position as Telecom Italia’s industrial partner and commits to a standstill provision.

Madrid, 24 September 2013. Telefónica has reached an agreement with its Italian partners, Mediobanca, Intesa Sanpaolo and Generali, to maintain their shareholder agreement with regard to Telecom Italia and to reinforce the balance sheet of Telco, the holding vehicle which owns 22.4% of Telecom Italia.

The agreement provides for a capital increase in Telco, by issuing Class C shares without voting rights, which Telefónica will subscribe fully for a total amount of 324 million euros. Simultaneously, Telefónica will reach 70% of the bond issued by Telco for a total purchase price of 424 million euros, paid for with existing treasury stock.

In this way, Telefónica raises its stake in Telco to 66% while maintaining its existing voting rights at 46.2%.

In a second phase, subject to receiving the corresponding regulatory approvals, Telefónica will have the right to increase its position in Telco to 70%. In addition, Telefónica will have the option to convert the Class C shares into ordinary shares with voting rights and it will have the option to purchase the rest of the Telco shares from its Italian partners.

The capital increase of non-voting shares in Telco, approved by the relevant Boards of Directors, brings stability to the shareholding structure of Telecom Italia, maintaining the independence of the company. In this regard, Telefónica has agreed to a standstill provision with its partners not to increase its stake in Telecom Italia. In addition, Telefónica will continue to abstain from participating or influencing those decisions which affect the markets in which both companies are present.

Telefónica, S.A.	Dirección de Comunicación Corporativa Ronda de la Comunicación, s/n 28050 Madrid	Tel.: +34 91 482 38 00 email: prensa@telefonica.es www.telefonica.es/saladeprensa

Telefónica renews its commitment to contribute to the development of Telecom Italia in its domestic market, with synergies and the sharing of best practices. At the same time, the renewed shareholder stability in the Italian company will enable it to explore the best strategic options to recover its financial flexibility.

This agreement does not alter Telefónica’s commitment with the markets to reduce net financial debt below 47 billlion euros by the end of 2013, as the transaction structure provides for a neutral impact on the Company’s leverage.

Telefónica, S.A.	Dirección de Comunicación Corporativa Ronda de la Comunicación, s/n 28050 Madrid	Tel.: +34 91 482 38 00 email: prensa@telefonica.es www.telefonica.es/saladeprensa